130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

February 27, 2014	No. 14-03

Avalon Announces the Results of its 2014 Meeting of

Shareholders

Toronto, ON — Avalon Rare Metals Inc. (TSX and NYSE MKT:AVL) (“Avalon” or the “Company”) is pleased to announce the results of its 2014 annual and special meeting of shareholders (the “Meeting”) held in Toronto, Ontario on February 25, 2014.

At the Meeting, all director nominees listed in the Company’s management information circular dated January 14, 2014 were elected as directors of the Company. The detailed results of the vote are as follows:

Director		Number of Votes Cast	Percentage of Votes Cast

Donald S. Bubar	In Favour:	11,967,351	96.02%
	Withheld:	496,473	3.98%

Alan Ferry	In Favour:	11,959,004	95.95%
	Withheld:	504,820	4.05%

Phil Fontaine	In Favour:	11,917,805	95.62%
	Withheld:	546,019	4.38%

Brian D. MacEachen	In Favour:	11,940,720	95.80%
	Withheld:	523,104	4.20%

Sergio Marchi	In Favour:	11,865,121	95.20%
	Withheld:	598,703	4.80%

Peter McCarter	In Favour:	11,945,686	95.84%
	Withheld:	518,138	4.16%

Kenneth Thomas	In Favour:	11,923,024	95.66%
	Withheld:	540,800	4.34%

In addition, at the Meeting shareholders appointed Deloitte LLP as auditors of the Company, and approved all unallocated options under the Company’s stock option plan.

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedar.com.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President and CEO at 416-364-4938.